September 27, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd Registration statement on Form F-1 Filed August 28, 2024 File No. 333-281817

Ladies and Gentlemen:

We hereby submit the response of Ming Shing Group Holdings Ltd (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated September 19, 2024, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

List of Approvals or Permits, page 7

1.	We note that your counsel, David Fong & Co. is of the opinion that you have received all permissions and approvals needed to operate your business and no approvals or permits have been denied. Please file counsel’s consent to the inclusion of his name and reference to the opinion as an exhibit to the registration statement. Please also clarify whether the opinion in paragraph 7(i) of the opinion filed as Exhibit 5.2 regarding the legal and full compliance with Hong Kong laws is intended to include counsel’s opinion that you have received all permissions and approvals needed to operate your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises Staff that Hong Kong counsel has revised its opinion to incorporate its consent to the inclusion of its name and reference to the opinion as an exhibit to the Registration Statement under paragraph 9 of the opinion. Hong Kong counsel has also amended paragraph 7(i) of the opinion to clarify that the Company and its Hong Kong subsidiaries have received all requisite permissions or approvals to operate their business as it is currently conducted and no permissions or approvals have been denied.

2.	Please further describe the facts and circumstances that resulted in the 112% increase in contract assets from March 31, 2023 to March 31, 2024. We note that revenue only increased by 26% over the same period, driven by the number of projects increasing from 20 to 23. We further note your disclosure on page 62 that part of the increase was due to the increase of retention receivable amount of $176,888 and that the remaining increase is due to works performed before the year ended March 31, 2024 for certain projects, with certification being received after March 31, 2024. Please describe the nature of the certification process and its impact on the Company’s revenue recognition policy. To the extent the increase is a result of delays in the certification process, please consider whether MD&A disclosures fully address the facts and circumstances that drove the change, whether disproportionate fluctuations in trends are expected to recur, and their anticipated on liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 62 of the Registration Statement.

U.S. Securities and Exchange Commission September 27, 2024 Page 2

Certification Process

The certification process involves customers reviewing and verifying the completed works before issuing a formal progress certificate. This certificate is a key factor in the Company’s recognition of contract assets. While the Company completes work within the project schedule, customers typically issue these certificates in the following month or within 2-3 months, depending on the project’s scale, complexity and customer’s internal processes. Once the certification is issued, the work is formally approved and billed, and the contract asset is transferred to accounts receivable.

Under ASC 606, the Company recognizes revenue over time as control of the work is transferred to the customer. The output method, based on progress certificates, best reflects the measure of progress against performance obligations. However, the certification lag creates a temporary timing difference because the works are completed but the Company issues invoice only after receiving the certification in accordance with the contract term and receivable will be recorded upon issuance of invoices. As a result, revenue and contract assets - unbilled revenue is appropriately recognized, for which certification is received after year-end.

There is no delay impacting revenue recognition

It is important to clarify that the increase in contract assets is not due to delays in the certification process that impact the Company’s revenue recognition policy. The Company completes its obligations in line with project schedules, and the certification lag is a normal operational timing difference. The projects contributing to the increase in contract assets were completed prior to year-end date, and certification was obtained after year-end date, without any delay or deferral of work. As of July 31, 2024, certification for these projects had been all received, and the amounts have been billed.

Disproportionate Fluctuations and Future Trends

The 112% increase in contract assets compared to the 26% revenue growth is largely attributable to the timing difference in certification and the nature of ongoing work as of March 31, 2024. This fluctuation is not indicative of disproportionate trends expected to recur in the future. The certification process is inherent to our business, but the increase observed for the year ended March 31, 2024 was influenced by specific project timelines rather than operational inefficiencies. The Company does not anticipate recurring fluctuations of this magnitude going forward, as the contract asset balance will adjust as certifications are received and billed.

Impact on Liquidity

The temporary increase in contract assets due to certification timing has not impacted the Company’s liquidity or operational performance. As noted, certifications for projects contributing to the increase have been received and billed after year-end date. Going forward, we expect contract asset fluctuations to normalize in relation to the underlying project schedules and the timing of customer certifications.

U.S. Securities and Exchange Commission September 27, 2024 Page 3

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The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Chi Ming Lam, Chief Executive Officer Ming Shing Group Holdings Ltd